EXHIBIT 99.1

               STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE

               SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

      The undersigned, James L. Brissenden, is the President and Chief Executive Officer of INFICON Holding AG (the "Company").

      This statement is being furnished in connection with the filing by the Company of the Company's Report on Form 6-K on or about August 14, 2002 (the "Report").

      By execution of this statement, I certify that:

            (A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) and 78o(d)) and

            (B) the information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of the Company.

      It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934.


Date: August 14, 2002
                                      By: /s/ James L. Brissenden
                                         -----------------------------------

                                         James L. Brissenden

                                         President and Chief Executive Officer


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

               STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE

               SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Peter G. Maier, is the Vice President and Chief Financial Officer of INFICON Holding AG (the "Company").

This statement is being furnished in connection with the filing by the Company of the Company's Report on Form 6-K on or about August 14, 2002 (the "Report").

By execution of this statement, I certify that:

            (A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) and 78o(d)) and

            (B) the information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of the Company.

      It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934.


Date: August 14, 2002                              By: /s/ Peter G. Maier
                                                       -------------------------

                                                        Peter G. Maier

                                                        Vice President and Chief

                                                        Financial Officer


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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  INFICON Holding AG


Date: August 14, 2002             By: /s/ Peter Maier
                                      ------------------------------------------
                                  Name:  Peter G. Maier
                                  Title: Vice President and Chief Financial
                                         Officer


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